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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Delivers iBOLT

Business Integration Solution To King Companies

New iBOLT Framework Automates Supply Chain Integration for King Customers

Irvine, California (September 23, 2003) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that King Solutions, a subsidiary of King Companies, Inc. has purchased Magic’s iBOLT Integration Suite for Supply Chain Automation (SCA).

King Solutions offers supply chain integration services to map workflow charts that integrate existing software programs and business partners with King’s Supply Chain Management application. This integration service provides King Solutions, their partners and customers with the ability to track vendor PO information, component inventory, daily outbound activity and invoicing. Under the terms of the agreement, Magic Software will provide the iBOLT Integration Suite (www.magicsoftware.com/ibolt), maintenance, support and training to King Companies.

“Our main goal is to reduce to a minimum the time it takes to incorporate business partners into our systems, making it easier for partners to conduct efficient business with us,” said Michael N. Patterson, president of King Companies. “Tight systems integration is a crucial element of success in the logistics industry. We are committed to providing our customers with the best solutions to integrate supply chain management systems with existing business processes.”

Motty Chen, MIS Director for King Companies, stated, “After a detailed proof of concept and implementation phase, we were convinced that iBOLT provides powerful efficiencies to integrate existing systems with our supply chain management solutions. No other solution spans as many legacy and emerging technologies while cost-effectively delivering efficient visualization and monitoring, as well as an underlying development tool for business process management.”

“We take great satisfaction from the value that iBOLT delivers when cost-effective and reliable business process management and application integration are a priority,” said Oren Inbar, CEO of Magic Software Enterprises North American Subsidiary. “By accelerating data transformation and legacy integration, King Solutions is now able to offer an industry leading solution at a fraction of the cost of their competitors.”

King Solutions’ iBOLT solution combines legacy integration functionality, versatile support for .NET and J2EE, and support for a myriad of protocols such as EDI, XML and Web Services.

“The supply chain integration landscape requires an open standards approach like that delivered by iBOLT. When we looked at competing technologies we could see that we were being pushed into proprietary solutions. The iBOLT philosophy of supporting both legacy and emerging protocols and literally spanning the .NET and J2EE environments, made perfect sense for protection of our future investment,” said Chen.

iBOLT Integration Suite provides organizations with an affordable platform for integrating many of their existing business-critical applications. It offers a multi-tiered component-based environment, where developers define and combine components to automate business processes. iBOLT empowers companies to dramatically improve performance and return on investment, while supporting IBM iSeries, Linux, Windows and several flavors of UNIX. Supported databases include DB2, Oracle, MS-SQL, Pervasive SQL and more.

About King Companies

King Companies includes subsidiaries King Shipping and King Solutions. King Shipping Inc. was established in 1989, becoming one of the fastest growing logistics and freight forwarding companies in the state of Minnesota. They have provided the marketplace with LTL consolidation services since 1991 with over 9,000 LTL shipments each month. King Solutions, Inc. provides supply chain management and integration solutions to customers nationwide. The company's Web site is http://www.kingcompanies.com/.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 23 September, 2003